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                              April 27, 2021

       Jeffrey Chugg
       Vice President, Legal
       TaskUs, Inc.
       1650 Independence Drive, Suite 100
       New Braunfels, TX 78132

                                                        Re: TaskUs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-255190

       Dear Mr. Chugg:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 12, 2021

       Financial Statements
       Note (15) Subsequent Events (unaudited), page F-28

   1. Refer to your disclosure of IPO-Related Equity Grants on pages 163 and 164. We note that the Founder Awards
will be granted effective immediately following the
                                                        determination of the
IPO price per share of Class A common stock and that other IPO awards may be granted
in connection with the offering. Please expand the subsequent event disclosure to
describe these stock incentive grants in detail, including the unvested amount of compensation
expense for time-based restricted stock units, time-based stock options and
performance-based restricted stock units and the period over which the unvested compensation
expense is to be recorded.
 Jeffrey Chugg
TaskUs, Inc.
April 27, 2021
Page 2
2. We note that the Class B Reclassification is expected to take place after effectiveness of the registration statement. We agree that ASC 505 does not require retroactive effect on the balance sheet. However, we continue to believe that this Reclassification is a significant event occurring after the balance sheet date that should be disclosed in the notes to the financial statements pursuant to ASC 855-10-50-2 as a non-recognized subsequent event that is of such a nature that it must be disclosed to keep the financial statements from being misleading to investors. Please expand the disclosure to include detail of the nature of the Reclassification, including the changes to the capital structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions



                                                               Sincerely,
FirstName LastNameJeffrey Chugg
                                                               Division of
Corporation Finance
Comapany NameTaskUs, Inc.
                                                               Office of
Technology
April 27, 2021 Page 2
cc:       Edgar J. Lewandowski, Esq.
FirstName LastName